ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

03 OCT 22 AM 7:21 Incorporated in Western Australia

17 October 2003

03032847

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Yours faithfully,

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
17 October 2003 - ASX Announcement & Media Release (Gulf Coast– Terry Ewing #2)

dw 10/27

1st Floor, 37 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

17 October 2003

ASX ANNOUNCEMENT AND MEDIA RELEASE

PRODUCTION CASING RUN IN TERRY EWING 2 WELL

CLEAR BRANCH FIELD, JACKSON PARISH, NORTH LOUISIANA (FAR 9.375%)

Production casing has now been run in the Terry Ewing No 2 well following confirmation by logging of gas pay. By log analysis, the Upper (9,900 feet) and Lower (9,926 feet) Yellow Sands exhibit gas pay at least as good as in the offset Terry Ewing No 1 well with the Upper Yellow Sand better developed thereby meeting the drilling objective.

A further release will be made when the well is production tested. Contingent upon Hosston production from the No 2 well, the original No 1 well will be re-entered and completed uphole for production from the James Lime formation between 6,930 and 6,946 feet exposing FAR to production from two wells in the field. Drilling partners are being sought for the deeper Cotton Valley objective within the field.

The well was drilled to a total depth of 10,030 feet and ran structurally in accordance with pre-drill prognosis. The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5.

The location hosts production facilities connected to the Louisiana State Gas pipeline.

FAR was a participant in the initial discovery well, the Terry Ewing No.1, drilled during the third quarter of 2000, and which discovered 46 feet of Hosston sand porosity with bottom hole pressure ranging from 3100 to 3300 psi. During the completion phase of the Terry Ewing No. 1 well, the Hosston sands were damaged beyond repair such that a replacement well (Terry Ewing No 2) was drilled with the objective of recovering the estimated 8 billion cubic feet of gas remaining.

The previous operator conducted a study of six field wells in the Yellow and Orange Hosston Sands to determine how those wells performed based on similar pressure data measured in the Terry Ewing No 1 well. The average per well flow rate determined by the study was 3.1 million cubic feet per day suggesting better rates are possible in the No. 2 well.

FAR has a 9.375 percent interest in the Terry Ewing No 1 and No 2 wells and associated production equipment.

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au